Consolidated Statements of Financial Position [Unaudited]

As at January 31 with comparatives at October 31 [millions of US dollars]	2008	2007
Assets
Current Assets
Cash and cash equivalents	$144	$235
Short-term investments	-	102
Accounts receivable, net	275	287
Unbilled revenue	105	99
Inventories, net	108	128
Income taxes recoverable	54	54
Current portion of deferred tax assets	54	45
Prepaid expenses and other	32	22
Assets held for sale	29	1
Total Current Assets	801	973

Property, plant and equipment, net	364	386
Deferred tax assets	3	4
Long-term investments and other	267	290
Goodwill	774	782
Intangible assets, net	549	583
Total Assets	$2,758	$3,018

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$300	$384
Deferred revenue	75	71
Income taxes payable	30	57
Current portion of long-term debt	20	94
Current portion of deferred tax liabilities	20	10
Liabilities related to assets held for sale	14	-
Total Current Liabilities	459	616

Long-term debt	281	290
Deferred revenue	15	17
Other long-term obligations	30	30
Deferred tax liabilities	139	168
Total Liabilities	924	1,121

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,359,211 and 122,578,331 for January 31, 2008 and October 31, 2007 respectively	492	493
Additional paid in capital	74	72
Retained earnings	856	842
Accumulated other comprehensive income	412	490
Total Shareholders’ Equity	1,834	1,897
Total Liabilities and Shareholders’ Equity	$2,758	$3,018
Incorporated under the Canada Business Corporation Act See accompanying notes

Consolidated Statements of Operations
[Unaudited]
	Three months ended January 31
[millions of US dollars except per share amounts]	2008	Restated See Note 2 2007
Revenues
Products	$151	$105
Services	145	136
Reimbursement revenues	26	23
Total revenues	322	264

Costs and expenses
Direct cost of products	(95)	(71)
Direct cost of services	(92)	(90)
Reimbursed expenses	(26)	(23)
Selling, general and administration	(64)	(54)
Research and development	(20)	(12)
Depreciation and amortization	(27)	(14)
Restructuring charges - net	-	(13)
Other income (expense) - net	(4)	4
Total costs and expenses	(328)	(273)

Operating loss from continuing operations	(6)	(9)

Interest expense	(6)	(6)
Interest income	6	4
Gain on settlement of interest rate swaps	2	-
Equity earnings	14	14
Income from continuing operations before income taxes	10	3

Income tax (expense) recovery
- current	(22)	(2)
- deferred	29	(1)
Income from continuing operations	17	-

Income from discontinued operations - net of income tax	-	16
Net income	$17	$16

Basic and diluted earnings per share - from continuing operations	$0.14	$-
- from discontinued operations	-	0.11
Basic and diluted earnings per share	$0.14	$0.11
See accompanying notes

Consolidated Statements of Comprehensive income
[UNAUDITED]

	Three months ended January 31
[millions of US dollars]	2008	Restated See Note 2 2007
Net income	$17	$16
Foreign currency translation	(74)	(13)
Unrealized loss on available-for-sale assets, net of tax	1	(3)
Unrealized loss on derivatives designated as cash flow hedges, net of tax	(4)	-
Repurchase and cancellation of Common shares	(1)	-
Other comprehensive loss	(78)	(16)
Comprehensive loss	$(61)	$-
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]

	Three months ended January 31
[millions of US dollars]	2008	Restated See Note 2 2007
Operating activities
Net income	$17	$16
Less: income from discontinued operations – net of tax	-	16
Income from continuing operations	17	-
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	30	28
Net changes in non-cash working capital balances relating to operations	(104)	(33)
Cash used in operating activities of continuing operations	(57)	(5)
Cash provided by operating activities of discontinued operations	-	16
	(57)	11
Investing activities
Purchase of property, plant and equipment	(13)	(9)
Proceeds on sale of property, plant and equipment	1	-
Proceeds on sale of short-term investments	101	126
Purchase of short-term investments	-	(22)
Proceeds on sale of long-term investments	3	11
Other	-	1
Cash provided by investing activities of continuing operations	92	107
Financing activities
Repayment of long-term debt	(80)	(6)
Increase in deferred revenue and other long-term obligations	1	1
Payment of cash dividends	-	(3)
Repurchase of shares	(5)	-
Issuance of shares	1	4
Cash used in financing activities of continuing operations	(83)	(4)
Cash used in financing activities of discontinued operations	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	(43)	(24)
Increase (decrease) in cash and cash equivalents during the period	(91)	88
Cash and cash equivalents, beginning of period	235	247
Cash and cash equivalents, end of period	$144	$335
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of US dollars, except where noted]

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company in United States (US) dollars and in accordance with US generally accepted accounting principles (US GAAP) for interim financial reporting, which do not conform in all respects to the requirements of US GAAP for annual financial statements.  Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with US GAAP that are contained in the Company’s amended Annual Report for the fiscal year ended October 31, 2007, filed on January 29, 2008 with the US Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada.  These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company’s audited consolidated financial statements for the year ended October 31, 2007.   There have been no material changes to the Company’s significant accounting policies since October 31, 2007, except as described below under “Recently Adopted Accounting Pronouncements”.

These policies are consistent with accounting policies generally accepted in Canada (Canadian GAAP) in all material respects except as described in Note 19.

Use of Estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available.  If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s results of operations and financial position could be materially impacted.

2.	Changes Affecting Fiscal 2008 Consolidated Financial Statements
a.	Restatement of 2007 Interim Financial Statements

During the preparation of the 2007 annual financial statements, an error was identified in the US GAAP reconciliation provided as part of the fiscal 2007 interim financial statements with respect to certain stock-based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses for the period ended January 31, 2007 with a reduction of $2 million in the accompanying quarterly consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP financial statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 19).

b.	Recently adopted accounting pronouncements

On November 1, 2007, the Company adopted the provisions of the US Financial Accounting Standards Board (FASB) interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.   FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination.

As a result of the implementation an adjustment to the liability for unrecognized tax benefits was not required; accordingly no adjustment was made to opening retained earnings for the period.  At the beginning of 2008 the total amount of unrecognized tax benefits, including interest and penalties, was $29 million.  $21 million of these unrecognized tax benefits, if recognized, would favourably affect the effective income tax rate in the future. There were no significant changes to the liability for unrecognized tax benefits during the quarter.  The amount of unrecognized tax benefits at January 31, 2008, including interest and penalties, is $28 million.  The reduction in the unrecognized tax benefit liability during the quarter is attributable to the impact of foreign exchange rate fluctuations.

The Company accrues interest and penalties relating to unrecognized tax benefits in its provision for income taxes.  As of November 1, 2007, the balance of accrued interest and penalties was $4 million.   No significant changes were made to the penalty and interest accrual during the quarter.

MDS is subject to taxation in Canada and the US, its principal jurisdictions, and in numerous other countries around the world.  With few exceptions, we are no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 year and beyond remain open for examination.  Tax returns filed in the US generally are not subject to examination for years before 2003, while 2003 and subsequent US tax filings generally remain open for audit by tax authorities.  In certain circumstances, selective returns in earlier years are also open for examination.

3.	Recent US Accounting Pronouncements
a.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

b.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

c.
In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” a substantial amendment to SFAS 141. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions occurring after October 31, 2009.

d.
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements— an Amendment of ARB No. 51”. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on its consolidated results of operations and financial condition.

4.	Acquisitions
a.	Acquisition of Molecular Devices Corporation

On March 20, 2007, MDS completed a tender offer which resulted in the Company acquiring all of the outstanding shares of Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing.

MD is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex and to strengthen the Company’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.  The operations for this acquisition are reported within the results of the Company’s MDS Analytical Technologies segment (which combines MD with the previous analytical instruments segment) in the consolidated financial statements from the date of acquisition.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $600 million, paid in cash from existing cash on hand.  Included in the consideration is $27 million cash cost to buy back outstanding in-the-money options of MD at the closing date of acquisition.  Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration were approximately $7 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary estimate of the fair values of the assets acquired and liabilities assumed, pending completion of a comprehensive valuation with mainly the valuation of brands to be finalized.  The purchase price and related allocations will be finalized in the second quarter of fiscal 2008.

b.	Other acquisition

In December 2007, MDS acquired 100% of the stock of a small company that is in the process of developing a complimentary product to our MDS Analytical Technologies product portfolio.  Consideration for the transaction was $2 million net of cash acquired, plus an additional $2 million in cash payments expected in 2008 which have been placed in escrow according to the agreement.   The additional $2 million payment included in prepaid expenses and other is contingent on the retention of certain key employees and the completed validation of the functionality and technical specification of prototypes of the product acquired.

The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price, additional information regarding liabilities assumed, and revisions of preliminary estimates of fair values made at the date of purchase.  In connection with the fair valuing of the assets acquired and liabilities assumed, MDS, assisted by a valuation consultant firm, performed assessments of intangible assets using customary valuation procedures and techniques.  A preliminary value of $1 million was assigned to in-process research and development which has been expensed accordingly.

c.	Pro forma information (unaudited)

The following unaudited pro forma information is provided for MDS assuming the acquisition of MDC occurred on November 1, 2006.

	Three months ending January 31
	2008	2007
Net revenues	$322	$315
Income from continuing operations, net of income taxes	17	(3)
Income from discontinued operations, net of income taxes	-	16
Net income	17	13
Earnings per share
Basic	$0.14	$0.09
Diluted	$0.14	$0.09

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the earliest period presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company’s short-term investments rates for the period prior to the acquisition date for the respective periods.

5.	Discontinued Operations and Assets Held for Sale

In November 2007, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines.  Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion’s external beam therapy and self-contained irradiator product lines for $15 million cash.  Best Medical International Inc. will acquire these two product lines, which have combined annualized revenues of approximately $32 million and approximately 150 employees.  The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. Once the Company made the decision, the Company followed the guidance of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” and recorded a loss on sale of this business in the amount of $4 million.  The related assets have been reclassified as assets held for sale as of the first quarter of 2008.

In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services in a C$1.325 billion transaction.  The sale of MDS Diagnostic Services closed in February 2007.  This strategic sale was designed to shift the Company’s business focus to the global life sciences market.

The results of discontinued MDS Diagnostic Services operations in the first quarter were as follows (no activity in 2008):
Three months ended January 31
2007
Net revenues	$75
Cost of revenues	(46)
Selling, general and administration	(8)
Operating income	21
Income taxes	(3)
Minority interest	(3)
Equity earnings	1
Income from discontinued operations	16
Basic EPS from discontinued operations	$0.11

Assets held for sale and liabilities related to assets held for sale comprised:

	As at January 31	As at October 31
	2008	2007
Assets held for sale
Accounts receivable, net	$4	$-
Inventories, net	19	-
Property, plant and equipment, net	4	-
Long-term investments and other	1	1
Goodwill	1	-
Total assets held for sale	$29	$1

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$11	$-
Deferred revenue	3	-
Total liabilities related to assets held for sale	$14	$-

6.	Inventories
	As at January 31	As at October 31
	2008	2007
Raw materials and supplies	$68	$83
Work-in process	27	34
Finished goods	27	26
	122	143
Allowance for excess and obsolete inventory	(14)	(15)
Inventory, net	$108	$128

7.	Long-Term Investments and Other
	As at January 31,	As at October 31,
	2008	2007
Financial instrument pledged as security on long-term debt	$44	$46
Long-term notes receivable	119	125
Equity investments	10	10
Equity investments in joint ventures	25	38
Available for sale investments	18	24
Deferred pension assets	40	39
Other long-term investments	9	4
Venture capital investments	2	4
Long-term investments and other	$267	$290

a.	Fair value

The financial instrument pledged as security on long-term debt, which is classified as held to maturity, and the long-term notes receivable, have fair values that approximate their carrying value. Other long-term investments, excluding those classified as available for sale, are recorded at cost.  Included with available for sale investments is an investment in asset backed commercial paper (ABCP) of $15 million net of a $2 million provision.  MDS provided $2 million against the investment in 2007 to reflect the conditions in the ABCP market.  As there have been no significant developments with regard to this investment, MDS believes the current provision is adequate.

b.	Long-term notes receivable

In 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE reactor project, a long-term note receivable for $38 million was received by the Company.  This non-interest bearing note receivable is repayable over four years commencing in 2008.  The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  The note receivable will be accreted up to its face amount of C$53 million over a period of four years.  Long-term notes receivable also include amounts due related to the sale of MDS Diagnostic Services.

c.	Equity investments
	As at January 31	As at October 31
	2008	2007
Lumira Capital Corp	10	10
MDS Sciex joint ventures	25	38
Equity investments	$35	$48

The Company owns 45.7% of the outstanding share capital of Lumira Capital Corp. (Lumira - formerly MDS Capital Corp.).  Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability.  The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises.  These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.  In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of
$6 million in other expense.

8.	Restructuring Charges

An analysis of the activity in the provision through January 31, 2008 is as follows:
	Cumulative Restructuring Charge	Cumulative drawdowns		Provision Balance at January 31, 2008
		Cash	Non-cash
2005:
Workforce reductions	$34	$(33)	$(1)	$-
Equipment and other asset write-downs	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(35)	$(16)	$-
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$17	$(15)	$-	$2
Equipment and other asset write-downs	2	-	-	2
Contract cancellation charges	5	(5)	-	-
Other	13	(9)	(2)	2
	$37	$(29)	$(2)	$6
				$6

In the first quarter of 2008 cash drawdowns were $7 million and non-cash drawdowns were $1 million.  The remaining balance primarily relates to the MDS Pharma Services segment.

9.	Earnings Per Share
a)	Dilution

	Three months ended January 31
[number of shares in millions]	2008	2007
Weighted average number of Common shares outstanding – basic	123	145
Impact of shares repurchased during the period	-	-
Impact of stock options assumed exercised	-	-
Weighted average number of Common shares outstanding – diluted	123	145

b)	Pro forma Impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.
For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months ended January 31
	2008	Restated See Note 2 2007
Net income	$17	$16
Compensation expense for options granted prior to November 1, 2003	-	-
Net income – pro forma	$17	$16

Pro forma basic earnings per share	$0.14	$0.11
Pro forma diluted earnings per share	$0.14	$0.11

10.	Share Capital

At January 31, 2008, the authorized share capital of the Company consists of unlimited Common shares.  The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

The following table summarizes information on share capital and stock options and related matters as at January 31, 2008:

[number of shares in thousands]	Number	Amount
Common shares
Balance as at October 31, 2007	122,578	$493
Issued during the period	33	-
Repurchased during the period	(252)	(1)
Balance as at January 31, 2008	122,359	$492

During the quarter, the Company repurchased and cancelled 252,400 Common shares under a normal course issuer bid for a cost of $4.5 million.  Of the total cost, $1 million was charged to share capital, $0.5 million was charged to other comprehensive income and $3 million was charged to retained earnings.

11.	Stock-based Compensation

C$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	5,555	$19.66
Activity during the period:
Granted	9	19.58
Exercised	(33)	15.77
Cancelled or forfeited	(56)	21.55
Balance as at January 31, 2008	5,475	$19.67

US$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	-	$-
Activity during the period:
Granted	2	18.78
Exercised	-	-
Cancelled or forfeited	-	-
Balance as at January 31, 2008	2	$18.78

During the quarter, the Company granted 9,000 C$ options and 2,000 US$ options (2007 – 59,000 and nil) at an average exercise price of C$19.58 and US$ 18.78 respectively (2007 – C$20.71 and US$ nil).  These options have a fair value determined using the Black-Scholes model of C$4.87 and US$4.67 per share respectively (2007 – C$4.40 and US$ nil) based on the following:

C$ options	2008	2007
Risk-free interest rate	4.0%	4.0%
Expected dividend yield	0.0%	0.0%
Expected volatility	0.21	0.22
Expected time to exercise (years)	4.40	3.25

US$ options	2008	2007
Risk-free interest rate	3.0%	-%
Expected dividend yield	0.0%	-%
Expected volatility	0.22	-
Expected time to exercise (years)	4.40	-

The stock compensation expense for the three months ended January 31, 2008 was $1 million (2007 - $1 million).

Incentive Plans

The Company has been utilizing mid-term incentive plans (MTIP) since 2005. The 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During 2006, the price hurdle was met and 50% of the issued units vested.  A payment of $3 million was made related to these vested units in November 2007.

The 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The 2008 MTIP will vest on December 15, 2010 and the number of PSUs granted will be determined based on achieving a target rate for 2010 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur not later than 60 days following the vesting date.

The Company records the cost of its mid-term incentive compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the plans:

Liability	As at January 31, 2008	As at October 31, 2007
2006 Plan	$3	$11
2007 Plan	1	3
2008 Plan	1	-
Total	$5	$14

Three months ended January 31
(Income)Expense	2008	2007
2006 Plan	$(5)	$(1)
2007 Plan	(2)	-
2008 Plan	1	-
Total	$(6)	$(1)

12.	Accumulated Other Comprehensive Income
	As at January 31,2008	As at October 31,2007
Accumulated other comprehensive income, net of income taxes, beginning of period	$490	$366
Foreign currency translation	(74)	112
Unrealized gain on available-for-sale assets, net of tax	1	-
Unrealized (loss) gain on derivatives designated as cash flow hedges, net of tax	(4)	1
Adoption of FAS 158	-	11
Repurchase and cancellation of Common shares	(1)	-
Accumulated other comprehensive income, net of income taxes, end of period	$412	$490

13.	Other Income (Expense) - Net
	Three months ended January 31
	2008	2007
Loss on sale of business	$(4)	$-
Gain on sale of investment	2	2
Foreign exchange gain	4	3
Loss on embedded derivatives	(4)	-
Other	(2)	(1)
Other income (expense) - net	$(4)	$4

14.	Employee Benefit Plan

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The following table represents the net periodic benefit cost of defined benefit pension plans.  The cost of other post-employment benefit plans was nil in the first quarter of 2008 and 2007.

	Three months ended January 31
	2008	2007
Service cost	$1	$1
Interest cost	3	2
Expected return on plan assets	(4)	(3)
Net periodic benefit cost (credit)	$-	$-

15.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months ended January 31
	2008	2007
Depreciation and amortization	$27	$14
Stock option compensation	1	1
Deferred revenue	(1)	(2)
Deferred income taxes	(12)	16
Loss on sale of business	4	-
Gain on investment	(2)	(2)
Mark-to-market on derivatives	4	-
Dividend from joint ventures, net of equity earnings	12	-
Other	(3)	1
	$30	$28

Changes in non-cash working capital balances relating to operations include:

	Three months ended January 31
	2008	2007
Accounts receivable	$7	$13
Unbilled revenue	(6)	(16)
Inventories	1	(4)
Prepaid expenses and other	(12)	(24)
Accounts payable and deferred revenue	(67)	(14)
Income taxes	(27)	12
	$(104)	$(33)

16.	Segment Information

In accordance with SFAS No 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company operates within three business segments – pharmaceutical services, isotopes and analytical technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

					Three months to January 31, 2008
	MDS Pharma Services		MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$		$59	$92	$-	$151
Service revenues		120	1	24	-	145
Reimbursement revenues		26	-	-	-	26
Total revenues		146	60	116	-	322
Direct product cost		-	(34)	(61)	-	(95)
Direct service costs		(88)	-	(4)	-	(92)
Reimbursed expenses		(26)	-	-	-	(26)
Selling, general and administration		(29)	(11)	(19)	(5)	(64)
Research and development		-	-	(20)	-	(20)
Depreciation and amortization		(9)	(3)	(15)	-	(27)
Other income (expense) – net		5	(8)	(2)	1	(4)
Equity earnings		-	-	14	-	14
Segment earnings (loss)		$(1)	$4	$9	$(4)	$8
Total assets		$805	$723	$854	$347	$2,729
Capital expenditures		$6	$3	$2	$2	$13

Total assets for 2008 and 2007 exclude assets held for sale.

					Three months to January 31, 2007
	MDS Pharma Services		MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$		$67	$38	$-	$105
Service revenues		121	0	15	-	136
Reimbursement revenues		23	-	-	-	23
Total revenues		144	67	53	-	264
Direct product cost		-	(34)	(37)	-	(71)
Direct service costs		(89)	(1)	-	-	(90)
Reimbursed expenses		(23)	-	-	-	(23)
Selling, general and administration		(33)	(11)	(6)	(4)	(54)
Research and development		-	(1)	(11)	-	(12)
Depreciation and amortization		(8)	(3)	(3)	-	(14)
Restructuring charges – net		(8)	-	-	(5)	(13)
Other income (expense) – net		2	-	(1)	3	4
Equity earnings		-	-	14	-	14
Segment earnings (loss)		$(15)	$17	$9	$(6)	$5
Total assets		$846	$604	$125	$491	$2,066
Capital expenditures		$2	$1	$3	$3	$9

In segment reporting, equity earnings are included in the determination of segment earnings (loss). Excluding equity earnings of $14 million results in an operating loss of $6 million in the first quarter of 2008 and a $9 million loss in 2007.   Segment earnings (loss) is the same as operating income (loss) except for the MDS Analytical Technologies segment.

17.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at January 31		As at October 31
		2008		2007
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- assets	$1	$1	$7	$7
Currency forward and option	- liabilities	$(1)	$(1)	$(12)	$(12)
Interest rate swap and option contracts		$-	$-	$(1)	$(1)

As of January 31, 2008, the Company had outstanding foreign exchange contracts in place to sell $36 million at a weighted average exchange rate of C$1.0225 maturing over the next 12 months. In the first quarter of 2008, the Company recorded a $2 million gain on the settlement of interest rate swaps.

In addition to the above derivatives, isotope supply agreements totaling $120 million include terms that result in the creation of an embedded currency derivative under SFAS 133 – “Accounting for Derivative Instruments and Hedging Activities”. Under the rules contained in SFAS 133, we have determined the value of this derivative and marked it to market as at January 31, 2008.  The supply contract is denominated in US dollars and due to currency movements between the US and Canadian dollar we have recorded an unrealized, mark-to-market loss of $4 million on the contract in 2008.  There was no significant mark-to-market adjustment required for the first quarter of 2007.

18.	Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below.  Significant reconciling items include an $11 million net reduction in deferred tax liabilities due to the enactment during the quarter of reductions in Canadian federal income tax rates.
	Three months ended January 31
	2008	Restated See note 2 2007
Expected income tax expense at MDS’s 33% (2007 – 35%) statutory rate	$3	$1
Increase (decrease) to tax expense as a result of:
Tax credits for research and development	(1)	(2)
Impact of tax rate changes on deferred tax balances	(11)	-
Foreign losses that have not been recognized, net	1	4
Other	1	-
Reported income tax expense (recovery)	$(7)	$3

19.	Differences Between US and Canadian Generally Accepted Accounting Principles

The US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

a)
Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

b)
Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

c)
Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

d)
Embedded derivatives – Under SFAS 133 – “Accounting for derivative instruments and hedging activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

e)
Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges according to US GAAP and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

f)
Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income (AOCI) be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

g)
Pensions - Under US GAAP, the net funded status of pension plans sponsored by a Company are fully reflected in the consolidated assets or liabilities of the Company. FAS 158 required the Company to fully recognize the funded status of its benefit plans.  Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability.  Previously unrecognized net losses and unrecognized plan changes are recognized as a component of AOCI.  Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

h)
Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

As mentioned in Note 2, in the fourth quarter 2007 during the preparation of our 2007 annual financial statements under US GAAP an error was identified in the prior interim financial statements with respect to certain stock based incentive compensation plans.  The Company has corrected this error of $2 million in these consolidated financial statements.  The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at January 31 [millions of US dollars]	2008 Canadian GAAP	Reconciling Adjustments	Reference	2008 US GAAP
Assets
Current assets
Cash and cash equivalents	$150	$(6)	a	$144
Accounts receivable, net	273	2	a,d	275
Unbilled revenue	105	-		105
Inventories, net	114	(6)	a	108
Income taxes recoverable	54	-		54
Current portion of deferred tax assets	54	-		54
Prepaid expenses and other	30	2		32
Assets held for sale	29	-		29
Total current assets	809	(8)		801

Property, plant and equipment, net	367	(3)	a	364
Deferred tax asset	3	-		3
Long-term investments and other	275	(8)	a,b,g	267
Goodwill	797	(23)		774
Intangible assets, net	566	(17)	a	549
Total assets	$2,817	$(59)		$2,758

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$313	$(13)	a,d,h	$300
Deferred revenue	75	-		75
Income taxes payable	30	-		30
Current portion of long-term debt	20	-		20
Current portion of deferred tax liabilities	20	-		20
Liabilities related to assets held for sale	14	-		14
Total current liabilities	472	(13)		459

Long-term debt	281	-		281
Deferred revenue	16	(1)		15
Other long-term obligations	30	-		30
Deferred tax liabilities	152	(13)	f,h	139
Total liabilities	951	(27)		924

Shareholders’ equity
Share capital	502	(10)	h	492
Additional paid in capital	-	74	h	74
Retained earnings	963	(107)	b,d,g,h	856
Accumulated other comprehensive income	401	11	a,f,g	412
Total shareholders’ equity	1,866	(32)		1,834
Total liabilities and shareholders’ equity	$2,817	$(59)		$2,758

CONSOLIDATAED STATEMENTS OF FINANCIAL POSITION
As at October 31 [millions of US dollars]	2007 Canadian GAAP	Reconciling Adjustments	Reference	2007 US GAAP
Assets
Current assets
Cash and cash equivalents	$259	$(24)	a	$235
Short-term investments	91	11		102
Accounts receivable	284	3	a,d	287
Unbilled revenue	99	-		99
Inventories, net	134	(6)	a	128
Income taxes recoverable	54	-		54
Current portion of deferred tax assets	45	-		45
Prepaid expenses and other	21	1		22
Assets held for sale	1	-		1
Total current assets	988	(15)		973

Property, plant and equipment, net	390	(4)	a	386
Deferred tax assets	4	-		4
Long-term investments and other	284	6	a,b,g	290
Goodwill	797	(15)		782
Intangible assets, net	601	(18)	a	583
Total assets	$3,064	$(46)		$3,018

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$391	$(7)	a,h	$384
Deferred revenue	71	-		71
Income taxes payable	57	-		57
Current portion of long-term debt	94	-		94
Current portion of deferred tax liabilities	10	-		10
Total current liabilities	623	(7)		616

Long-term debt	290	-		290
Deferred revenue	16	1		17
Other long-term obligations	29	1		30
Deferred tax liabilities	182	(14)	f,h	168
Minority interest	1	(1)		-
Total liabilities	1,141	(20)		1,121

Shareholders’ equity
Share capital	502	(9)	h	493
Additional paid in capital	n/a	72	h	72
Retained earnings	945	(103)	b,d,g,h	842
Accumulated other comprehensive income	476	14	a,f,g	490
Total shareholders’ equity	1,923	(26)		1,897
Total liabilities and shareholders’ Equity	$3,064	$(46)		$3,018

CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended January 31, 2008
[millions of US dollars except per share amounts]	Canadian GAAP	Reconciling Items	Reference	US GAAP
Revenues
Products and services	$304	$(8)	a	$296
Reimbursement revenues	26	-		26
Total revenues	330	(8)		322

Costs and expenses
Cost of revenues	(187)	-	a,c	(187)
Reimbursed expenses	(26)	-		(26)
Selling, general and administration	(58)	(6)	a,e,h	(64)
Research and development	(9)	(11)	a,b,c	(20)
Depreciation and amortization	(30)	3	a	(27)
Restructuring charges - net	-	-		-
Other expense - net	(3)	(1)	b,d	(4)
Total costs and expenses	(313)	(15)		(328)

Operating income (loss) from continuing operations	17	(23)		(6)

Interest expense	(6)	-		(6)
Interest income	6	-		6
Gain on interest rate swaps	-	2		2
Equity earnings	-	14	a	14
Income from continuing operations before income taxes	17	(7)		10

Income tax (expense) recovery
- current	(24)	2		(22)
- deferred	28	1		29
Income (loss) from continuing operations	21	(4)		17

Income from discontinued operations - net of income tax	-	-		-
Net income	$21	$(4)		$17

Basic earnings (loss) per share - from continuing operations	$0.17	$0.03		$0.14
- from discontinued operations	-	-		-
Basic earnings (loss) per share	$0.17	$0.03		$0.14

Diluted earnings (loss) per share - from continuing operations	$0.17	$0.03		$0.14
- from discontinued operations	-	-		-
Diluted earnings(loss) per share	$0.17	$0.03		$0.14

CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended January 31, 2007
[millions of US dollars except per share amounts]	Canadian GAAP	Reconciling Items	Reference	Restated US GAAP
Revenues
Products and services	$250	$(9)	a	$241
Reimbursement revenues	23	-		23
Total revenues	273	(9)		264

Costs and expenses
Cost of revenues	(160)	(1)	a,c	(161)
Reimbursed expenses	(23)	-		(23)
Selling, general and administration	(53)	(1)	a,e,h	(54)
Research and development	(5)	(7)	a,b,c	(12)
Depreciation and amortization	(17)	3	a,b	(14)
Restructuring charges - net	(13)	-		(13)
Other expense - net	1	3	b,d	4
Total costs and expenses	(270)	(3)		(273)

Operating income (loss) from continuing operations	3	(12)		(9)

Interest expense	(6)	-		(6)
Interest income	4	-		4
Equity earnings	-	14	a	14
Income from continuing operations before income taxes	1	2		3

Income tax expense
- current	(3)	1		(2)
- deferred	-	(1)		(1)
Income (loss) from continuing operations	(2)	2		-

Income from discontinued operations - net of income tax	16	-		16
Net income	$14	$2		$16

Basic earnings (loss) per share - from continuing operations	$(0.02)	0.02		$-
- from discontinued operations	0.12	(0.01)		0.11
Basic earnings (loss) per share	$0.10	$0.01		$0.11

Diluted earnings (loss) per share - from continuing operations	$(0.02)	$0.02		$-
- from discontinued operations	0.12	(0.01)		0.11
Diluted earnings(loss) per share	$0.10	$0.01		$0.11

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended January 31, 2008
[millions of US dollars]	Canadian GAAP	Reconciling Items	US GAAP
Operating activities
Net income	$21	$(4)	$17
Less: Income from discontinued operations – net of tax	-	-	-
Income from continuing operations	21	(4)	17
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	(22)	52	30
Net changes in non-cash working capital balances relating to operations	(97)	(7)	(104)
Cash used in operating activities of continuing operations	(98)	41	(57)
Cash provided by operating activities of discontinued operations	-	-	-
	(98)	41	(57)
Investing activities
Decrease in deferred development charges	(5)	5	-
Purchase of property, plant and equipment	(13)	-	(13)
Proceeds on sale of property, plant and equipment	1	-	1
Proceeds on sale of short-term investments	101	-	101
Proceeds on sale of long-term investments	3	-	3
Other	(1)	1	-
Cash provided by in investing activities of continuing operations	86	6	92
Financing activities
Repayment of long-term debt	(80)	-	(80)
Increase in deferred revenue and other long-term obligations	1		1
Repurchase of shares	(5)	-	(5)
Issuance of shares	1	-	1
Cash used in financing activities of continuing operations	(83)	-	(83)
Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(40)	(43)
Decrease in cash and cash equivalents during the period	(98)	7	(91)
Cash and cash equivalents, beginning of period	248	(13)	235
Cash and cash equivalents, end of period	$150	$(6)	$144

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended January 31, 2007
[millions of US dollars]	Canadian GAAP	Reconciling Items	Restated US GAAP
Operating activities
Net income	$14	$2	$16
Less: Income from discontinued operations – net of tax	16	-	16
Loss from continuing operations	(2)	2	-
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	13	15	28
Net changes in non-cash working capital balances relating to operations	(28)	(5)	(33)
Cash used in operating activities of continuing operations	(17)	12	(5)
Cash provided by operating activities of discontinued operations	16	-	16
	(1)	12	11
Investing activities
Decrease in deferred development charges	(2)	2	-
Purchase of property, plant and equipment	(8)	(1)	(9)
Proceeds on sale of short-term investments	126	-	126
Purchase of short-term investments	(22)	-	(22)
Proceeds on sale of long-term investments	11	-	11
Other	1	-	1
Cash provided by investing activities of continuing operations	106	1	107
Financing activities
Repayment of long-term debt	(6)	-	(6)
Decrease in deferred revenue and other long-term obligations	1	-	1
Payment of cash dividends	(3)	-	(3)
Issuance of shares	4	-	4
Cash used in financing activities of continuing operations	(4)	-	(4)
Cash used in financing activities of discontinued operations	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	(12)	(12)	(24)
Increase in cash and cash equivalents during the period	87	1	88
Cash and cash equivalents, beginning of period	253	(6)	247
Cash and cash equivalents, end of period	$340	$(5)	$335

	Three months ended January 31
	2008	2007
Net income (loss) from continuing operations in accordance with US GAAP	$17	$-
US GAAP adjustments:
Deferred development costs - net	4	-
Mid term incentive plan	(4)	(2)
Mark to market on embedded derivatives	4	-
Defined benefit pension plans	1	-
Reduction in income tax expense arising from GAAP adjustments	(1)	-
Net income (loss) from continuing operations in accordance with Canadian GAAP	21	(2)
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	-	16
Net income in accordance with Canadian GAAP	$21	$14

Basic and diluted earnings per share in accordance with Canadian GAAP
- from continuing operations	$0.17	$(0.02)
- from discontinued operations	-	0.12
	$0.17	$0.10

Recent Canadian Accounting Pronouncements

a)
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b)
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c)
Financial instruments – The CICA issued section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861, “Financial Instruments – Disclosure and Presentation”.

The Company has adopted Sections 1535, 3862, and 3863 effective for its fiscal year end beginning November 1, 2007 and these sections affect disclosures only. The Company is required to adopt Section 3031 effective November 1, 2008. The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

20.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP. Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.